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                           August 4, 2021

       Scott Leonard
       Chief Executive Officer and Director
       Sustainable Opportunities Acquisition Corp.
       1601 Bryan Street, Suite 4141
       Dallas, Texas 75201

                                                        Re: Sustainable
Opportunities Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed July 29, 2021
                                                            File No. 333-255118

       Dear Mr. Leonard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

       Amendment No. 4 to Form S-4

       Environmental Market Opportunity, page 124

   1. We note your response to comment 2. In your response, you disclose that studies and analyses presented in
the white papers were co-authored by individuals that include certain executive
officers of DeepGreen, although the studies were not prepared in connection with the
registration statement. Please similarly revise your prospectus to indicate that certain
executive officers of DeepGreen co-authored the LCAs, such as clarifying what you
term lifecycle ESG impacts were from studies commissioned and co-
                                                        authored by DeepGreen.
 Scott Leonard
Sustainable Opportunities Acquisition Corp.
August 4, 2021
Page 2

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler at
(202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions



                                                           Sincerely,
FirstName LastNameScott Leonard
                                                      Division of Corporation
Finance
Comapany NameSustainable Opportunities Acquisition Corp.
                                                      Office of Energy &
Transportation
August 4, 2021 Page 2
cc:       Julian Seiguer
FirstName LastName